                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Quarter Master Industries, Inc. Profit Sharing Plan and Trust


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114
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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Quarter Master Industries, Inc. Profit Sharing Plan and Trust
December 31, 2002 and 2001 and Year Ended December 31, 2002





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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                 Financial Statements and Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002




                                TABLE OF CONTENTS


Financial Statements

Statements of Net Assets Available for Benefits (Unaudited)....................................................  1
Statement of Changes in Net Assets Available for Benefits (Unaudited)..........................................  2
Notes to Financial Statements (Unaudited)......................................................................  3

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)......................................  7

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

           Statements of Net Assets Available for Benefits (Unaudited)



                                                                                        DECEMBER 31
                                                                                   2002               2001
                                                                             ---------------       ------------
 ASSETS
 Investments, at fair value:
   Pooled separate accounts                                                  $       501,287       $  1,532,581
   Separate contract accounts                                                          5,889              7,405
   Hawk Corporation common stock                                                       1,306                617
 Guaranteed Income Fund, at contract fund                                            104,045             30,374
                                                                             ---------------       ------------
                                                                                     612,527          1,570,977

 Contributions receivable:
   Employer                                                                              287                444
   Employee                                                                              759              1,108
                                                                             ---------------       ------------
                                                                                       1,046              1,552

 NET ASSETS AVAILABLE FOR BENEFITS                                           $       613,573       $  1,572,529
                                                                             ===============       ============


See notes to financial statements.

                                                                               1
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

      Statement of Changes in Net Assets Available for Benefits (Unaudited)

                          Year Ended December 31, 2002



Additions:
   Interest income                                       $         3,742
   Contributions:
     Employer                                                     13,358
     Employee                                                     38,184
                                                         ---------------
                                                                  51,542
                                                         ---------------
Total additions                                                   55,284

Deductions:
   Benefit payments                                              810,009
   Fees and expenses                                                 162
                                                         ---------------
Total deductions                                                 810,171

 Net realized and unrealized depreciation
   in fair value of investments                                 (204,069)

Net decrease                                                    (958,956)

Net assets available for benefits at beginning of year         1,572,529
                                                         ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $       613,573
                                                         ===============


See notes to financial statements.


                                                                               2
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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements (Unaudited)

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002


A.   DESCRIPTION OF THE PLAN

The following description of the Quarter Master Industries, Inc. Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1985 as a defined contribution plan covering all non-union full time employees of Quarter Master Industries, Inc. (the Company and Plan Sponsor) who have completed one year of service, as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. The Plan also allows for discretionary contributions by the Plan Sponsor. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year. Forfeited balances are used to reduce future Plan Sponsor contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



                                       3
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   Quarter Master Industries, Inc. Profit Sharing Plan and Trust

           Notes to Financial Statements--Continued




A.   DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions and discretionary contributions. Vesting of Plan Sponsor matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA or the Trustee). A participant may direct Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.



                                       4

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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements--Continued




B.   SUMMARY OF ACCOUNTING POLICIES - CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:


                                            NET REALIZED
                                           AND UNREALIZED
                                            DEPRECIATION
                                            IN FAIR VALUE
                                           OF INVESTMENTS
                                           ---------------

Pooled separate accounts                   $       201,997
Separate contract accounts                           1,486
Hawk Corporation common stock                          586
                                          ----------------
                                          $        204,069
                                          ================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                                                    DECEMBER 31
                                                                 2002            2001
                                                             -----------      -----------
Mid Cap Growth/Artisan Partners                              $  75,573        $  204,717
CIGNA Lifetime 50 Fund                                          60,437           377,277
Janus Worldwide Fund                                            35,634           158,777
S&P 500 Index Fund                                             136,637           580,618
Guaranteed Income Fund                                         104,045
Large Cap Value/John A. Levin                                   35,829
Small Cap Value/Berger                                          35,439
State Street Global Adv Interm Bond                             30,755



                                       5

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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                    Notes to Financial Statements--Continued


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


                                       6

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          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                   Employer Identification Number: 34-1608009
                                Plan Number: 005


    Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)

                                December 31, 2002




        Identity of Issue, Borrower, Lessor or                                     Current
        Similar Party/Description of Investment                                     Value
--------------------------------------------------------------------------------------------------

* Penn Mutual
    Separate contract accounts                                                       $   5,889

* Connecticut General Life Insurance
    Company--Group Annuity Contract:
       Guaranteed Income Fund                                                          104,045
       State Street Global Advisors Intermediate Bond
       CIGNA Lifetime 20 Fund                                                           26,870
       CIGNA Lifetime 30 Fund                                                           17,936
       CIGNA Lifetime 40 Fund                                                            8,771
       CIGNA Lifetime 50 Fund                                                           60,437
       CIGNA Lifetime 60 Fund                                                              375
       Janus Worldwide Fund                                                             35,634
       Janus Fund                                                                        3,991
       S&P 500 Index Fund                                                              136,637
       Large Cap Value/John A. Levin & Co. Fund                                         35,829
       Mid Cap Value/Wellington Management                                              11,036
       Mid Cap Growth/Artisan Partners                                                  75,573
       Small Cap Value/Berger Fund                                                      35,439
       Small Cap Growth/TimesSquare Fund                                                18,799
       White Oak Growth Stock Fund                                                       3,205
       State Street Global Adv Interm Bond                                              30,755
       Hawk Corporation common stock                                                     1,306
                                                                             -----------------
                                                                             $         612,527
                                                                             =================


*  Indicates a party-in-interest to the Plan.

                               INDEX TO EXHIBITS


99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   Quarter Master Industries, Inc. Profit Sharing Plan and Trust



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator